Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                   January 21, 2015

Via EDGAR

Mr. Alberto Zappato
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Cap Fund, Inc. (AllianceBernstein All Market Alternative Return Portfolio)
                 Post-Effective Amendment No. 175
                 File Nos. 2-29901 and 811-01716

Dear Mr. Zappato:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein All Market Alternative Return Portfolio (the "Fund"), as provided orally to Anna C. Leist of this office on December 18, 2014. The Staff's comments and our responses are discussed below.

Prospectus
----------

General Comments
----------------

Comment 1:    Please confirm that all bracketed and missing information will be included in the Fund's next registration statement filing.

Response:     We confirm that all bracketed and missing information will be included in the Fund's next registration statement filing.

Summary Information
-------------------


Comment 2:    Fees and Expenses of the Fund: Please define "Adviser" prior to its first use in footnote 4 of the fee table.

Response:     We will revise the Prospectus in response to this comment.

Comment 3:    Fees  and Expenses of the Fund: The Principal Strategies section states that the Fund will take short positions as a principal strategy. Please confirm to the Staff that expenses associated with short sales (i.e., dividends paid on stocks sold short) are included in the fee table.

Response:     We confirm that expenses associated with short sales will be included in the fee table.

Comment 4:    Principal Strategies: Please provide disclosure clarifying the meaning of "volatility derivatives".

Response:     We will revise the Prospectus in response to this comment.

Comment 5:    Principal Strategies: The Principal Strategies section states that the Fund will seek to gain exposure primarily to commodities and commodities-related instruments through investments in
              AllianceBernstein All Market Alternative Return Fund (Cayman) Ltd.
              (the "Subsidiary"). Please confirm that the Fund complies with the pronouncements of the Investment Company Act of 1940 ("1940
              Act")--Sections 8 and 18, in particular--on an aggregate basis through investment in the Subsidiary.

Response:     We note that the prospectus currently discloses that the
              Subsidiary is subject to the same investment policies and restrictions as the Fund in the "Summary Information-- Principal
              Strategies" and the "Additional Information About the Fund's Risks and Investments--Investments in Wholly-Owned Subsidiary" sections of the Prospectus and the "Information About The Fund And Its
              Investments--Additional Investment Policies and Practices" section of the Fund's Statement of Additional Information.

              We confirm that the Subsidiary will comply with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the Fund.

Comment 6:    Principal Strategies: Please confirm that the investment adviser to the Subsidiary complies with the 1940 Act requirements relating to advisory contracts (Section 15) in accordance with Section
              2(a)(20) of the 1940 Act.

Response:     While in this case, the Fund has complied with the requirements of
              Section 15 of the 1940 Act, we do not believe that the Subsidiary needs to comply with such requirements. The Subsidiary is a non-U.S. entity that is a wholly-owned subsidiary of the Fund and is not, and is not required to be, a registered investment company under the 1940 Act.

Comment 7:    Principal Strategies: Please confirm that the Subsidiary complies with the provisions of Section 17 (affiliated transactions and custody). Please also identify the custodian to the Subsidiary.

Response:     We confirm that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940
              Act and the rules thereunder, and the custody provisions of
              Section 17(f). The "Additional Information About the Fund's Risks and Investments--Investments in Wholly-Owned Subsidiary" section of the Prospectus discloses that "[t]he Subsidiary will also be subject to the same valuation, brokerage, and compliance policies and procedures as the Fund." State Street Bank and Trust Company is the custodian of the Fund and the Subsidiary.

Comment 8:    Please confirm the following: 1) that expenses associated with the
              Subsidiary are included in the Fund's fee table; 2) that the Subsidiary and its Board of Directors agree to designate an agent for service of process in the U.S.; 3) that the Subsidiary and its Board of Directors agree to inspection of the Subsidiary's books and records by the Staff; and 4) that the Subsidiary's Board of Directors will sign the Fund's registration statement.

Response:     We confirm 1) that expenses associated with the Subsidiary will be included in the Fund's fee table; 2) that the Subsidiary and its Board of Directors agree to designate an agent for service of process in the U.S.; 3) that the Subsidiary and its Board of Directors agree to inspection of the Subsidiary's books and records by the Staff; and 4) that the Subsidiary's Board of Directors did, and will continue to, sign the Fund's registration statements.

Additional Information About the Fund's Risks and Investments
-------------------------------------------------------------

Comment 9:    Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release
              10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011)
              ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:     We acknowledge that the Fund is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release
              29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 10:   If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:     The Fund covers its positions in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Investing In the Fund
---------------------

Comment 11:   How the Fund Values its Shares: The Prospectus states that the
              Fund may value many of its foreign equity securities using fair value prices based on third-party vendor modeling tools. Please provide disclosure that such third party vendors operate under procedures adopted by, and under the supervision, of the Fund's
              Board of Directors.

Response:     We confirm, as is currently disclosed in the Prospectus, that fair valuations are determined in accordance with procedures established by and under the general supervision of the Board, which include the use of fair value prices based on third-party vendor modeling tools.

                                     * * *

      We have been authorized to acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                   Sincerely,

                                                   /s/ Anna C. Leist
                                                   -----------------
                                                   Anna C. Leist


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.